EXHIBIT 99.11

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Sigma Lithium Corporation. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F/A for the fiscal year ended December 31, 2024 (the “Report”).

I, Ana Cristina Cabral, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i)            the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)           the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ “Ana Cristina Cabral”
Name:	Ana Cristina Cabral
Title:	Chief Executive Officer

Date: April 23, 2025